SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS FOURTH QUARTER 2005 RESULTS

São Paulo, February 23, 2006 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the fourth quarter 2005 (4Q05). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian GAAP.

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc – Non-Alcoholic, Non-Carbonated beverages); and (iii) Malt and By-Products Sales;

•

Hispanic Latin America (HILA): comprising (i) AmBev’s average 59.1% economic stake in Quinsa(59.2% on December 31st, 2005); and (ii) HILA-ex (which corresponds to AmBev’s controlled franchises in Northern Latin America); and

•	North America: representing the operations of Labatt Brewing Company Limited (“Labatt”).

Comparisons, unless otherwise stated, refer to the fourth quarter 2004 (4Q04).

OPERATING AND FINANCIAL HIGHLIGHTS

•	Consolidated EBITDA summed up to R$1,889.3 million (+6.6%). EBITDA margin reached 40.6% (+120 bps).

•	Beer Brazil EBITDA’s grew 15.6%; AmBev market share reached 69.4% in December, and sales volume increased 4.3%, totaling 8.2% for the year, the best result since 1995.

•	CSD & Nanc sales volume rose 5.7% in Brazil, yielding an yearly growth for 2005 of 6.0%, the best performance for AmBev since 2001.

•	Quinsa total EBITDA grew 43.1% in American dollars, and, average AmBev stake in Quinsa throughout the 4Q05 reached 59.1% (4Q04: 54.8%)

•	Beer volumes in HILA-ex exceeded 1 million hectoliters within a quarter for the first ever.

•	Labatt’s EBITDA increased 5.5% in Canadian dollars, with EBITDA margins reaching 40.6%.

•	Earning per thousand share rose 26.8%; excluding goodwill amortization and adjusting the 4Q04 number of outstanding shares for the stock bonus implemented on May 31, 2005 the increase was 7.4%

Financial Highlights – AmBev Consolidated
R$ million	4Q05	4Q04	% Change

Net revenues	4,648.3	4,503.6	3.2%
Gross profit	3,001.1	2,833.1	5.9%
EBIT	1,499.0	1,488.5	0.7%
EBITDA	1,889.3	1,772.8	6.6%
Net income	697.2	459.7	51.7%
No. of shares outstanding* (millions)	65,346.2	54,627.4	19.6%
EPS (R$/000 shares)	10.67	8.42	26.8%
EPS excl. goodwill amortization (R$/000 shares)	14.45	16.14	-10.5%
EPS (US$/ADR)	0.47	0.30	56.6%
EPS excl. goodwill amortization (US$/ADR)	0.64	0.58	10.6%
Adjusted* EPS excl. goodwill amortization (R$/000 shares)	14.45	13.45	7.4%
Adjusted* EPS excl. goodwill amortization (US$/ADR)	0.64	0.48	32.7%

*Number of shares outstanding and EPS for 4Q04 were adjusted for the stock bonus of 05/31/05.

Notes:
(1)	Average exchange rates between Reais and US Dollars used for 4Q05 and 4Q04 were R$2.25/US$and R$2.78/US$, respectively.
(2)	The average exchange rate between Reais and Canadian Dollars used for 4Q05 and 4Q04 was R$1.92/CAD$and R$2.28/CAD$, respectively.
(3)	Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4)	Values may not add up due to rounding.

Fourth Quarter 2005 Results
February 23, 2006

Message from AmBev Management

AmBev presented solid results that reaffirm its solid growth track. EBITDA grew 6.6%, while EPS rose 7.4% (before goodwill amortization and adjusted for the stock bonus implemented on May 31st,2005). The performance was lead by the Brazilian operation, reaching an EBITDA margin of 43.2%, and also by Quinsa, which EBITDA grew 43.1% in US dollars.

Brazilian operations continued to show beer volume increase, although at a slower pace than the in first nine months of 2005. Highlight for the 69.4% market share achieved in December, the highest since June, 2003. The CSD & Nanc segment also presented volume gains, adding 5.7% compared to the fourth quarter of 2004. Commenting on AmBev’s performance in Brazil, Luiz Fernando Edmond, CEO for Latin America quoted: “The AmBev People, our core competitive advantage, once again delivered  a quarter of solid profit growth in Brazil, and I believe we are in the best shape ever for the challenges of 2006. I believe we are in the best shape ever to face the challenges and opportunities to be presented in 2006 by both Beer Brazil and CSD & NANC segments”.

Quinsa continues to deliver meaningful results, reaching EBITDA margin of 44.7%. On the other hand, HILA-ex presented results below our expectations, driven by increased competition in most of the markets. “We shall congratulate Quinsa for the extraordinary results in all countries for both beer and soft drinks. Regarding our HILA-ex operations, 2005 was a tough year and I don’t expect any significant changes for this year. The obstacles and challenges we faced increase our commitment and determination to achieve strong results within the region high potential” said Luiz Fernando Edmond.

AmBev suffered a volume decline in Canada, consequence of an aggressive discount policy implemented by our competitors. However, the Company made it clear that it will not put long term profitability at risk by pushing short term initiatives focused on pain relief rather than actual fixing structural challenges. None the less, a 5.5% EBITDA growth was achieved, driven by strong cost control. “2005 was a tough year where several structural changes took place. For 2006 we shall be seeking more efficient tools to act on the market, seeking to raise profitability. Although we are frustrated for we did not deliver on the 15% EBITDA growth target, we are proud of all the improvements our Canadian team achieved across the year”, stated Miguel Patricio, CEO for North America.

Fourth Quarter 2005 Results
February 23, 2006

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA

Total: R$4,648.3 million	Total: R$1,889.3 million

Brazil

The AmBev Brazil business unit reached EBITDA of R$1,318.8 million (+13.2%) in 4Q05, representing 69.8% of AmBev’s consolidated EBITDA.

	Beer				CSD & Nanc

Brazil Results R$ million	4Q05	4Q04	% Chg.		4Q05	4Q04	% Chg.

Volume (‘000 hl)	19,208	18,417	4.3%		6,305	5,963	5.7%
Net Revenue	2,530.4	2,261.9	11.9%		501.5	454.8	10.3%
Net Revenue/hl	131.7	122.8	7.3%		79.5	76.3	4.3%
COGS	(795.1)	(769.9)	3.3%		(253.2)	(246.9)	2.5%
COGS/hl	(41.4)	(41.8)	-1.0%		(40.2)	(41.4)	-3.0%
Gross Profit	1,735.3	1,492.1	16.3%		248.4	208.0	19.4%
Gross Margin	68.6%	66.0%	260	bps	49.5%	45.7%	380	bps
SG&A	(796.2)	(625.3)	27.3%		(166.1)	(97.7)	69.9%
% of Net Revenue	31.5%	27.6%	380	bps	33.1%	21.5%	1160	bps
EBIT	939.1	866.8	8.3%		82.3	110.2	-25.3%
EBIT Margin	37.1%	38.3%	-120	bps	16.4%	24.2%	-780	bps
EBITDA	1,154.2	998.7	15.6%		147.4	147.2	0.1%
EBITDA Margin	45.6%	44.2%	150	bps	29.4%	32.4%	-300	bps

	Malt and By-products				Total

Brazil Results R$ million	4Q05	4Q04	% Chg.		4Q05	4Q04	% Chg.

Volume (‘000 hl)	n.a	n.a	n.a		25,513	24,379	4.7%
Net Revenue	22.4	27.3	-17.8%		3,054.3	2,744.1	11.3%
Net Revenue/hl	n.a	n.a	n.a		119.7	112.6	6.4%
COGS	(4.5)	(7.2)	-37.1%		(1,052.8)	(1,024.0)	2.8%
COGS/hl	n.a	n.a	n.a		(41.3)	(42.0)	-1.8%
Gross Profit	17.9	20.1	-10.9%		2,001.5	1,720.1	16.4%
Gross Margin	79.8%	73.6%	620	bps	65.5%	62.7%	280	bps
SG&A	(0.7)	(0.7)	13.3%		(963.0)	(723.7)	33.1%
% of Net Revenue	3.3%	2.4%	90	bps	31.5%	26.4%	520	bps
EBIT	17.1	19.4	-11.7%		1,038.5	996.4	4.2%
EBIT Margin	76.5%	71.2%	530	bps	34.0%	36.3%	-230
EBITDA	17.1	19.4	-11.7%		1,318.8	1,165.3	13.2%
EBITDA Margin	76.5%	71.2%	530	bps	43.2%	42.5%	70	bps

Beer Brazil

Net Revenues

Net revenues for Beer Brazil operation reached R$2,530.4 million (+11.9%), arising from both higher sales volume and increase in net revenues per hectoliter.

Fourth Quarter 2005 Results
February 23, 2006

Beer sales volume grew by 4.3% in the quarter. This result reflects AmBev’s larger market share (4Q05: 69.1%; 4Q04: 67.8%) and the Brazilian market growth (+1.8%) both according to ACNielsen’s estimates. In December 2005, AmBev’s market share reached 69.4%

Net revenues per hectoliter of beer were R$131.7 million (+7.3%). The main reasons for this increase were (i) the Company’s ongoing revenue management initiatives, including the development of the premium segment (major brands in these segment, Bohemia and Original grew on the 4Q05 39.6% and 59.6% respectively; and (ii) the increase in sales volumes through AmBev’s direct distribution structure; and (iii) the price repositioning implemented by AmBev throughout the month of December. Compared to the 3Q05, revenues per hectoliter grew 0.7%, as a result of an increasing share of non-returnable packages within portfolio mix and price repositioning implemented in December.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$795.1 million (+3.3%). When compared to 4Q04, COGS per hectoliter remained stable, presenting a slight drop of 1.0% (4Q05: R$41.4; 4Q04: R$41.8). Despite the higher exchange rate implicit in the hedging policy (4Q05: R$3.11/US$; 4Q04: R$2.87/US$) which is used for raw material purchases, the Company was able to manage the pressure over its production costs, mainly through industry efficiency and greater dilution of fixed costs provided by sales volumes growth. COGS per hectoliter dropped when compared to 3Q05, down by 0.4%.

Gross Profit

Gross profit for Beer Brazil summed up to R$1,735.3 million (+16.3%). Gross margin reached 68.6%, an expansion of 260 basis points.

SG&A

SG&A expenses for Beer Brazil amounted to R$796.2 million (+27.3%). The main driver for this growth were (i) higher direct distribution expenses mainly due to the growth in volumes sold through the Company’s own structure; (ii) administrative expenses related to several projects, such as the corporate restructuring which resulted in the merge of the subsidiary Companhia Brasileira de Bebidas (CBB) by AmBev, as well as the adequacy process of the Company’s management structures to the Sarbanes-Oxley Act requirements; and (iii) higher depreciation and amortization expenses, mainly arising from the deferred assets amortization generated from the merge of InBev Brasil  and CBB.

Total SG&A expenses for Beer Brazil for the year of 2005 increased 20.0% over 2004 (13.5%, excluding depreciation and amortization expenses), above inflation of 5.7%, measured by IPCA. The Company, however, remained absolutely loyal to is its historical cost discipline. Indeed, an organic growth analysis of SG&A expenses presents an increase in line with inflation. Nonetheless, a number of factors offset the disciplined cost management, namely (i) a record volume growth of 8.2%, yielding higher variable expenses related tp sales and distribution; (ii) the increase in the Company’s direct distribution structure, which comprises the acqusition or construction of new distribution centers; (iii) several non-recurring projects, such as Company’s ERP update, Sarbanes-Oxley act adequacy and corporate re-structure; and (iv) a relevant increase on amortization expenses of deferred assets, as a consequence of InBev Brasil and CBB mergers into AmBev.

In addition, total SG&A expenses, excluding depreciation and amortization, accounted for 24.2% of net revenues, compared to 25.0% in 2004.

Fourth Quarter 2005 Results
February 23, 2006

EBIT and EBITDA

Beer Brazil’s EBIT totaled R$939.1 million (+8.3%). EBIT margin decreased by 120 basis points, reaching 37.1%.

EBITDA for Beer Brazil amounted to R$1,154.2 million (+15.6%), and EBITDA margin stood at 45.6% (+150 basis points).

CSD & Nanc

Net Revenues

CSD & Nanc business segment recorded net revenues of R$501.5 million (+10.3%), boosted by growth of sales volume and also by increasing net revenues per hectoliter.

Sales volumes grew by 5.7%, which can be explained by AmBev’s higher market share (4Q05: 17.5%; 4Q04: 16.9%; ACNielsen estimates). Net revenues per hectoliter went up by 4.3% (4Q05: R$79.5; 4Q04: R$76.3) reflecting (i) the Company’s ongoing revenue management initiatives; and (ii) increased sales volume through AmBev’s direct distribution structure; and (iii) price repositioning held by AmBev throughout the year. When compared to 3Q05, the net revenues per hectoliter declined 2.5%. Such reduction was mainly caused by higher share of multi serve packages of 2.0 and 2.5 liters in the sales mix.

COGS

COGS for CSD & Nanc reached R$253.2 million (+2.5%), and COGS per hectoliter stood at R$40.2 (-3.0%). Despite higher sugar prices and higher exchange rate implicit in the hedging policy of AmBev (4Q05: R$3.11/US$; 4Q04: R$2.87/US$), which is used in the acquisition of inputs, the Company was able to avoid the pressure over its cost base mainly through: (i) industry efficiency gains; (ii) lower prices for PET purchases; and (iii) greater fixed costs dilution driven by sales volume growth. When compared to 3Q05, COGS per hectoliter decreased 1.7%, as a result of lower share of cans in sales mix. Such effect, however, jeopardizes the profitability of CSD & Nanc operation, since the can package is the most profitable in the portfolio of such segment.

Gross Profit

Gross profit in the CSD & Nanc business segment totaled R$248.4 million (+19.4%), while the gross margin expanded by 380 basis, reaching 49.5%.

SG&A

SG&A expenses for CSD & Nanc operation amounted to R$166.1 million (+69.9%).

The growth observed is mostly explained by the combination of five effects: (i) the recomposition of Sales and Marketing budget for CSD & Nanc in 2005, adjusting investments in our brands to the high profitability reached in this operation (compounded annual growth rate for CSD & Nanc EBITDA on the last three years was 40.0%); (ii) trade marketing initiatives concentration in the fourth quarter of the year; (iii) higher direct distribution expenses mainly deriving from the growth in volumes sold through the Company’s own structure; (iv) administrative expenses related to several projects, such as the corporate restructuring which resulted in the merge of subsidiary Companhia Brasileira de Bebidas (CBB) by AmBev, as well as the adequacy process of the Company’s management structures to the Sarbanes-Oxley Act requirements; and (v) higher depreciation and amortization expenses, mainly arising from the deferred assets amortization generated from the merge of InBev Brasil  and CBB.

Fourth Quarter 2005 Results
February 23, 2006

Total SG&A expenses for CSD & Nanc for the year of 2005 grew 32.1% (24.3% excluding depreciation and amortization expenses). The same comment for Beer Brazil also applies for CSD & Nanc, with the difference that organic SG&A growth was slightly superior than inflation, as a consequence of an increase in Sales and Marketing expenses, as explained in the previous paragraph.

EBIT and EBITDA

EBIT for CSD & Nanc totaled R$82.3 million (-25.3%). EBIT margin decreased by 780 basis points, and stood at 16.4%.

EBITDA for the segment reached R$147.4 million (+0.1%), and EBITDA margin decreased by 300 basis points to 29.4%.

The company highlights that EBITDA performance for CSD & Nanc in the fourth quarter was caped by Sales and Marketing expenses during such period, and does not reflect the solid 20.6% earnings growth reached by the segment in 2005.

Malt and By-Products

Net revenues for Malt and By-Products reached R$22.4 million (-17.8%). EBIT and EBITDA where R$17.1 million (-11.7%).

Fourth Quarter 2005 Results
February 23, 2006

Hispanic Latin America – HILA

HILA operations reached an EBITDA of R$185.7 million (+1.9%), accounting for 9.8% of AmBev’s total EBITDA.

	Quinsa				HILA-ex

HILA Consol. Results R$ million	4Q05	4Q04	% Chg.		4Q05	4Q04	% Chg.

Volume (‘000 hl)	8,166	7,099	15.0%		1,979	1,823	8.6%
Net Revenue	433.5	376.2	15.2%		216.2	232.3	-6.9%
Net Revenue/hl	89.8	96.7	-7.2%		109.2	127.4	-14.3%
COGS	(167.8)	(160.0)	4.9%		(118.7)	(114.1)	4.1%
COGS/hl	(34.8)	(41.1)	-15.5%		(60.0)	(62.6)	-4.2%
Gross Profit	265.7	216.2	22.9%		97.5	118.2	-17.5%
Gross Margin	61.3%	57.5%	380	bps	45.1%	50.9%	-580	bps
SG&A	(100.6)	(92.8)	8.4%		(126.8)	(110.4)	14.8%
% of Net Revenue	23.2%	24.7%	-150	bps	58.6%	47.5%	1110	bps
EBIT	165.1	123.4	33.8%		(29.3)	7.7	n.s.
EBIT Margin	38.1%	32.8%	530	bps	-13.6%	3.3%	n.s.
EBITDA	193.7	150.3	28.9%		(8.0)	32.0	n.s.
EBITDA Margin	44.7%	39.9%	470	bps	-3.7%	13.8%	n.s.

	Total

HILA Consol. Results R$ million	4Q05	4Q04	% Chg.

Volume (‘000 hl)	10,146	8,922	13.7%
Net Revenue	649.7	608.5	6.8%
Net Revenue/hl	95.4	106.5	-10.4%
COGS	(286.6)	(274.1)	4.5%
COGS/hl	(42.1)	(48.0)	-12.3%
Gross Profit	363.2	334.4	8.6%
Gross Margin	55.9%	55.0%	90	bps
SG&A	(227.4)	(203.2)	11.9%
% of Net Revenue	35.0%	33.4%	160	bps
EBIT	135.8	131.2	3.5%
EBIT Margin	20.9%	21.6%	-70	bps
EBITDA	185.7	182.3	1.9%
EBITDA Margin	28.6%	30.0%	-140	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to asure consistency

Quinsa

AmBev’s stake in Quinsa averaged 59.1% in 4Q05 (4Q04: 54.8%; 3Q05: 56.4%), and yielded an EBITDA of R$193.7 million (+28.9%) for the Company.

	Beer				CSD

Quinsa Results R$ million	4Q05	4Q04	% Chg.		4Q05	4Q04	% Chg.

Volume (‘000 hl)	5,271	4,949	6.5%		2,896	2,149	34.7%
Net Revenue	322.4	285.8	12.8%		111.1	90.5	22.8%
Net Revenue/hl	103.5	105.4	-1.8%		64.9	76.8	-15.5%
COGS	(99.0)	(104.8)	-5.5%		(68.8)	(55.2)	24.5%
COGS/hl	(31.8)	(38.6)	-17.7%		(40.2)	(46.9)	-14.3%
Gross Profit	223.4	181.0	23.4%		42.3	35.2	20.0%
Gross Margin	69.3%	63.3%	600	bps	38.1%	39.0%	-90	bps
SG&A	(75.3)	(69.6)	8.2%		(25.3)	(23.2)	9.0%
% of Net Revenue	23.4%	24.4%	-100	bps	22.8%	25.6%	-290	bps
EBIT	148.1	111.4	33.0%		17.0	12.1	41.2%
EBIT Margin	45.9%	39.0%	690	bps	15.3%	13.3%	200	bps
EBITDA	172.6	133.3	29.5%		21.1	17.0	24.1%
EBITDA Margin	53.5%	46.6%	690	bps	19.0%	18.8%	20	bps

	Total

Quinsa Results R$ million	4Q05	4Q04	% Chg.

Volume (‘000 hl)	8,166	7,099	15.0%
Net Revenue	433.5	376.2	15.2%
Net Revenue/hl	89.8	96.7	-7.2%
COGS	(167.8)	(160.0)	4.9%
COGS/hl	(34.8)	(41.1)	-15.5%
Gross Profit	265.7	216.2	22.9%
Gross Margin	61.3%	57.5%	380	bps
SG&A	(100.6)	(92.8)	8.4%
% of Net Revenue	23.2%	24.7%	-150	bps
EBIT	165.1	123.4	33.8%
EBIT Margin	38.1%	32.8%	530	bps
EBITDA	193.7	150.3	28.9%
EBITDA Margin	44.7%	39.9%	470	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Fourth Quarter 2005 Results
February 23, 2006

Quinsa Beer

Quinsa beer operations recorded a R$172.6 million EBITDA (+29.5%). The three main operations, Argentina, Bolivia and Paraguay presented a positive evolution on the major profitability drivers: sales volume, net revenues per hectoliter and EBITDA margin.

Quinsa Soft Drinks

Quinsa soft drinks operations reached a R$21.1 million EBITDA (+24.1%). The main income growth driver for this operation continues to be the solid volume growth, both in Argentina and Uruguay.

HILA-ex Quinsa

AmBev’s operations in Northern Latin America (HILA-ex) reported a negative R$ 8.0 million EBITDA, R$40.0 million less than 4Q04.

	Beer				CSD

HILA-ex Results R$ million	4Q05	4Q04	% Chg.		4Q05	4Q04	% Chg.

Volume (‘000 hl)	1,059	819	29.3%		920	1,004	-8.3%
Net Revenue	148.6	126.2	17.7%		67.6	106.0	-36.2%
Net Revenue/hl	140.3	154.0	-8.9%		73.5	105.7	-30.4%
COGS	(74.2)	(59.1)	25.5%		(44.6)	(55.0)	-19.0%
COGS/hl	(70.0)	(72.1)	-2.9%		(48.5)	(54.8)	-11.6%
Gross Profit	74.4	67.1	10.9%		23.0	51.0	-54.9%
Gross Margin	50.1%	53.2%	-310	bps	34.1%	48.1%	-1410	bps
SG&A	(90.6)	(73.8)	22.8%		(36.2)	(36.7)	-1.3%
% of Net Revenue	61.0%	58.4%	250	bps	53.5%	34.6%	1890	bps
EBIT	(16.2)	(6.6)	n.s.		(13.1)	14.4	n.s.
EBIT Margin	-10.9%	-5.3%	n.s.		-19.4%	13.5%	n.s.
EBITDA	(3.1)	9.2	n.s.		(4.9)	22.8	n.s.
EBITDA Margin	-2.1%	7.3%	n.s.		-7.2%	21.5%	n.s.

	Total

HILA-ex Results R$ million	4Q05	4Q04	% Chg.

Volume (‘000 hl)	1,979	1,823	8.6%
Net Revenue	216.2	232.3	-6.9%
Net Revenue/hl	109.2	127.4	-14.3%
COGS	(118.7)	(114.1)	4.1%
COGS/hl	(60.0)	(62.6)	-4.2%
Gross Profit	97.5	118.2	-17.5%
Gross Margin	45.1%	50.9%	-580	bps
SG&A	(126.8)	(110.4)	14.8%
% of Net Revenue	58.6%	47.5%	1110	bps
EBIT	(29.3)	7.7	n.s.
EBIT Margin	-13.6%	3.3%	n.s.
EBITDA	(8.0)	32.0	n.s.
EBITDA Margin	-3.7%	13.8%	n.s.

HILA-ex Beer

HILA-ex beer operations delivered a negative EBITDA of R$3.1 million, a decline of R$12.3 million. The main resason for this loss were the expenses related to the launch of the Brahma brand in Peru and the Dominican Republic. Regardless the fact that in both markets Brahma sales started in the 3Q05, promotional activities were concentrated in the en of the year.

Venezuela was the highlight for the other markets where AmBev sells Brahma. The company remains in the country on a coinsistent volume growth track. On the other hand, operations in Central America and Ecuador are facing difficulties to achieve greater market share. Among the major challenges, certain competitors are implementing massive commercial acivities and lower prices. Consequently the results achieved in such operations are below the Company’s expectations.

Fourth Quarter 2005 Results
February 23, 2006

HILA-ex Soft Drinks

HILA-ex soft drinks operations EBITDA was negative in R$4.9 million, R$27.7 million less than 4Q04. Both operations had their earnings affected by an aggressive competitive environment and the strong depreciation of their local currencies against the Real.

North America

AmBev operations in North America contributed R$384.9 million to the Company’s EBITDA (-9.5%). Regardless the decline recorded, which is fully explained by the appreciation of the Brazilian Real in relation to the Canadian Dollar, EBITDA in local currency actually grew by 5.5%, reaching CAD$197.6 million.

North America Results R$ million	4Q05	4Q04	% Chg.

Volume (‘000 hl)	2,646	2,776	-4.7%
Domestic Volume	2,216	2,299	-3.6%
Exports Volume	430	478	-9.9%
Net Revenues	944.3	1,151.0	-18.0%
Net Revenues/hl	356.9	414.6	-13.9%
COGS	(307.9)	(372.5)	-17.3%
COGS/hl	(116.4)	(134.2)	-13.3%
Gross Profit	636.4	778.6	-18.3%
Gross Margin	67.4%	67.6%	-20	bps
SG&A	(311.7)	(417.6)	-25.3%
% of Net Revenues	33.0%	36.3%	-330	bps
EBIT	324.7	361.0	-10.1%
EBIT Margin	34.4%	31.4%	300	bps
EBITDA	384.9	425.2	-9.5%
EBITDA Margin	40.8%	36.9%	380	bps

Fourth Quarter 2005 Results
February 23, 2006

North America Results CAD $ million	4Q05	4Q04	% Chg.

Volume (‘000 hl)	2,646	2,776	-4.7%
Domestic Volume	2,216	2,299	-3.6%
Exports Volume	430	478	-9.9%
Net Revenues	486.5	504.9	-3.6%
Net Revenues/hl	183.9	181.8	1.1%
Domestic Net Revenues	462.1	475.6	-2.8%
Exports Net Revenues	24.4	29.3	-16.8%
COGS	(159.1)	(162.8)	-2.3%
COGS/hl	(60.1)	(58.6)	2.5%
Gross Profit	327.4	342.0	-4.3%
Gross Margin	67.3%	67.7%	-50	bps
SG&A	(161.0)	(182.8)	-12.0%
% of Net Revenues	33.1%	36.2%	-310	bps
EBIT	166.4	159.2	4.5%
EBIT Margin	34.2%	31.5%	270	bps
EBITDA	197.6	187.3	5.5%
EBITDA Margin	40.6%	37.1%	350	bps

Net Revenues

Net revenues in Canada declined to CAD$486.5 million (-3.6%), a result of lower volumes in both the domestic and export business, which were not offset by the growth in revenue per hectoliter of 1.1% (4Q05: CAD$183.9; 4Q04: CAD$ 181.8).

The domestic segment volume decline (-3.6%) was a consequence of aggressive pricing activity from AmBev’s main competitor in Canada, both in Ontario and Quebec. The Company, however, was not willing to erode brand equity through pricing.

Competition in the US mainstream segment, where our Canadian brands compete, coupled with lower year end inventories in a major retailer in upstate New York, drove the volume decline (-9.9%). Depletions did not experience the same level of decline. Blue Light is showing healthy growth.

The growth of net revenues per hectoliter is explained by (i) a 1.0% growth in net revenues per hectoliter of domestic sales; and (ii) a higher share of domestic sales in the sales mix.  This mitigated a 7.7% decline in net revenues per hectoliter in the exports segment, primarily caused by the appreciation of the Canadian Dollar in relation to the US dollar.

COGS

COGS in North America amounted to CAD$159.1 million (-2.3%). COGS per hectoliter, however, increased 2.5%, an increase explained by (i) a higher share of Budweiser, Bud Light and imports in the sales mix and (ii) increased utility costs, primarily natural gas.

Gross Profit

Gross Profit in North America declined to CAD$327.4 million (-4.3%), impacted by both the lower sales volume and the higher COGS per hectoliter.

Fourth Quarter 2005 Results February 23, 2006 Page 11

SG&A

SG&A expenses decreased to CAD$161.0 million (-12.0%), a result of AmBev’s strong commitment towards costs and expenses reduction.  The successful implementation of Zero Based Budgeting in North America fostered the development of a tighter cost conscious culture.  All employees are motivated to turn “non-working” dollars into extra investment dollars to strengthen AmBev brands.

Savings in SG&A for the year amounted to CAD$49.3 million, representing a decline of 6.3% compared to 4Q04 SG&A.

EBIT and EBITDA

North America operations delivered EBIT of CAD$166.4 million (+4.5%), yielding an EBIT margin of 34.2% (+270 bps).

EBITDA amounted to CAD$197.6 million (+5.5%), yielding an EBITDA margin of 40.6% (+350 bps).

Fourth Quarter 2005 Results February 23, 2006 Page 12

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s Brazil, HILA and North America business units comprise our consolidated financial statements. The section below presents results consolidated on an aggregated basis. For detailed analysis on each operation refer to the section Operational Performance by Business Unit.

Net Revenues

AmBev’s net revenues reached R$4,648.3 million (+3.2%). The table below shows details on net revenues per business unit.

	4Q05		4Q04

Net Revenues	R$ million	% Total	R$ million	% Total	% Change

Brazil	3,054.3	65.7%	2,744.1	60.9%	11.3%
Beer Brazil	2,530.4	54.4%	2,261.9	50.2%	11.9%
CSD & Nanc Brazil	501.5	10.8%	454.8	10.1%	10.3%
Malt and By-products	22.4	0.5%	27.3	0.6%	-17.8%
HILA	649.7	14.0%	608.5	13.5%	6.8%
Quinsa	433.5	9.3%	376.2	8.4%	15.2%
Beer	322.4	6.9%	285.8	6.3%	12.8%
Soft drinks	111.1	2.4%	90.5	2.0%	22.8%
HILA-ex	216.2	4.7%	232.3	5.2%	-6.9%
Beer	148.6	3.2%	126.2	2.8%	17.7%
Soft drinks	67.6	1.5%	106.0	2.4%	-36.2%
North America	944.3	20.3%	1,151.0	25.6%	-18.0%

Consolidated	4,648.3	100.0%	4,503.6	100.0%	3.2%

Cost of Goods Sold (COGS)

AmBev recorded R$1,647.3 million in COGS (-1.4%).  The table below shows details on COGS per business unit.

	4Q05			4Q04

COGS	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	(1,052.8)	63.9%	34.5%	(1,024.0)	61.3%	37.3%	2.8%
Beer Brazil	(795.1)	48.3%	31.4%	(769.9)	46.1%	34.0%	3.3%
CSD & Nanc Brazil	(253.2)	15.4%	50.5%	(246.9)	14.8%	54.3%	2.5%
Malt and By-products	(4.5)	0.3%	20.2%	(7.2)	0.4%	26.4%	-37.1%
HILA	(286.6)	17.4%	44.1%	(274.1)	16.4%	45.0%	4.5%
Quinsa	(167.8)	10.2%	38.7%	(160.0)	9.6%	42.5%	4.9%
Beer	(99.0)	6.0%	30.7%	(104.8)	6.3%	36.7%	-5.5%
Soft drinks	(68.8)	4.2%	61.9%	(55.2)	3.3%	61.0%	24.5%
HILA-ex	(118.7)	7.2%	54.9%	(114.1)	6.8%	49.1%	4.1%
Beer	(74.2)	4.5%	49.9%	(59.1)	3.5%	46.8%	25.5%
Soft drinks	(44.6)	2.7%	65.9%	(55.0)	3.3%	51.9%	-19.0%
North America	(307.9)	18.7%	32.6%	(372.5)	22.3%	32.4%	-17.3%

Consolidated	(1,647.3)	100.0%	35.4%	(1,670.6)	100.0%	37.1%	-1.4%

Fourth Quarter 2005 Results February 23, 2006 Page 13

Gross Profit

The following table presents the gross profit breakdown per business unit, as well as the respective margins and variations. Highlight on the 170 basis points increase obtained on the consolidated contribution margin, reaching 64.6%.

	4Q05			4Q04

Gross Profit	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	2,001.5	66.7%	65.5%	1,720.1	60.7%	62.7%	16.4%
Beer Brazil	1,735.3	57.8%	68.6%	1,492.1	52.7%	66.0%	16.3%
CSD & Nanc Brazil	248.4	8.3%	49.5%	208.0	7.3%	45.7%	19.4%
Malt and By-products	17.9	0.6%	79.8%	20.1	0.7%	73.6%	-10.9%
HILA	363.2	12.1%	55.9%	334.4	11.8%	55.0%	8.6%
Quinsa	265.7	8.9%	61.3%	216.2	7.6%	57.5%	22.9%
Beer	223.4	7.4%	69.3%	181.0	6.4%	63.3%	23.4%
Soft drinks	42.3	1.4%	38.1%	35.2	1.2%	39.0%	20.0%
HILA-ex	97.5	3.2%	45.1%	118.2	4.2%	50.9%	-17.5%
Beer	74.4	2.5%	50.1%	67.1	2.4%	53.2%	10.9%
Soft drinks	23.0	0.8%	34.1%	51.0	1.8%	48.1%	-54.9%
North America	636.4	21.2%	67.4%	778.6	27.5%	67.6%	-18.3%

Consolidated	3,001.1	100.0%	64.6%	2,833.1	100.0%	62.9%	5.9%

SG&A

AmBev’s SG&A expenses totaled R$1,502.1 million (+11.7%). The table below shows details on SG&A expenses per business unit.

	4Q05			4Q04

SG&A	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	(963.0)	64.1%	31.5%	(723.7)	53.8%	26.4%	33.1%
Beer Brazil	(796.2)	53.0%	31.5%	(625.3)	46.5%	27.6%	27.3%
CSD & Nanc Brazil	(166.1)	11.1%	33.1%	(97.7)	7.3%	21.5%	69.9%
Malt and By-products	(0.7)	0.0%	3.3%	(0.7)	0.0%	2.4%	13.3%
HILA	(227.4)	15.1%	35.0%	(203.2)	15.1%	33.4%	11.9%
Quinsa	(100.6)	6.7%	23.2%	(92.8)	6.9%	24.7%	8.4%
Beer	(75.3)	5.0%	23.4%	(69.6)	5.2%	24.4%	8.2%
Soft drinks	(25.3)	1.7%	22.8%	(23.2)	1.7%	25.6%	9.0%
HILA-ex	(126.8)	8.4%	58.6%	(110.4)	8.2%	47.5%	14.8%
Beer	(90.6)	6.0%	61.0%	(73.8)	5.5%	58.4%	22.8%
Soft drinks	(36.2)	2.4%	53.5%	(36.7)	2.7%	34.6%	-1.3%
North America	(311.7)	20.8%	33.0%	(417.6)	31.1%	36.3%	-25.3%

Consolidated	(1,502.1)	100.0%	32.3%	(1,344.5)	100.0%	29.9%	11.7%

Fourth Quarter 2005 Results February 23, 2006 Page 14

EBIT and EBITDA

The tables below present EBIT and EBITDA breakdown per business unit. We highlight 120 basis point increase in the consolidated EBITDA margin.

	4Q05			4Q04

EBIT	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	1,038.5	69.3%	34.0%	996.4	66.9%	36.3%	4.2%
Beer Brazil	939.1	62.6%	37.1%	866.8	58.2%	38.3%	8.3%
CSD & Nanc Brazil	82.3	5.5%	16.4%	110.2	7.4%	24.2%	-25.3%
Malt and By-products	17.1	1.1%	76.5%	19.4	1.3%	71.2%	-11.7%
HILA	135.8	9.1%	20.9%	131.2	8.8%	21.6%	3.5%
Quinsa	165.1	11.0%	38.1%	123.4	8.3%	32.8%	33.8%
Beer	148.1	9.9%	45.9%	111.4	7.5%	39.0%	33.0%
Soft drinks	17.0	1.1%	15.3%	12.1	0.8%	13.3%	41.2%
HILA-ex	(29.3)	-2.0%	-13.6%	7.7	0.5%	3.3%	nm
Beer	(16.2)	-1.1%	-10.9%	(6.6)	-0.4%	-5.3%	nm
Soft drinks	(13.1)	-0.9%	-19.4%	14.4	1.0%	13.5%	nm
North America	324.7	21.7%	34.4%	361.0	24.3%	31.4%	-10.1%

Consolidated	1,499.0	100.0%	32.2%	1,488.5	100.0%	33.1%	0.7%

	4Q05			4Q04

EBITDA	R$ million	% Total	Margin	R$ million	% Total	Margin	% Change

Brazil	1,318.8	69.8%	43.2%	1,165.3	65.7%	42.5%	13.2%
Beer Brazil	1,154.2	61.1%	45.6%	998.7	56.3%	44.2%	15.6%
CSD & Nanc Brazil	147.4	7.8%	29.4%	147.2	8.3%	32.4%	0.1%
Malt and By-products	17.1	0.9%	76.5%	19.4	1.1%	71.2%	-11.7%
HILA	185.7	9.8%	28.6%	182.3	10.3%	30.0%	1.9%
Quinsa	193.7	10.3%	44.7%	150.3	8.5%	39.9%	28.9%
Beer	172.6	9.1%	53.5%	133.3	7.5%	46.6%	29.5%
Soft drinks	21.1	1.1%	19.0%	17.0	1.0%	18.8%	24.1%
HILA-ex	(8.0)	-0.4%	-3.7%	32.0	1.8%	13.8%	nm
Beer	(3.1)	-0.2%	-2.1%	9.2	0.5%	7.3%	nm
Soft drinks	(4.9)	-0.3%	-7.2%	22.8	1.3%	21.5%	nm
North America	384.9	20.4%	40.8%	425.2	24.0%	36.9%	-9.5%

Consolidated	1,889.3	100.0%	40.6%	1,772.8	100.0%	39.4%	6.6%

Provisions for Contingencies

Provisions for contingencies amounted to R$13.1 million in the 4Q05. The main components of this total were:

–	R$9.1 million in provisions for tax contingencies.

–	R$4.9 million in provisions for labor contingencies;

Fourth Quarter 2005 Results February 23, 2006 Page 15

Other Operating Income/Expenses

The net result of other operating income/expenses was a R$170.6 million loss. The most significant entries under other operating income and expenses were the following:

-	R$82.0 million in gains related to exchange rate variation in foreign investments;

-	R$52.2 million in gains related to the recovery of tax credits;

-	R$37.8 million in equity gains related to tax incentives in Brazil.

-	R$28.3 million in gains related to discounts in anticipated payment of tax credits

-	R$196.7 million in goodwill amortization expenses related to the merger of Labatt into AmBev;

-	R$32.7 million in goodwill amortization expenses related to transactions in Latin American (including Brazil);

Financial Result

AmBev’s financial result in the quarter was a R$318.4 million loss. The table below shows the breakdown of the main lines composing this amount:

Breakdown of Net Financial Result R$ million	4T05	4T04

Financial income
Financial income on cash and cash equivalents	20.1	27.3
Foreign exchange gains (losses) on assets	94.5	(83.9)
Interest income on stock ownership plan	3.6	0.0
Interest on taxes, contributions and judicial deposits	6.4	(13.3)
Other	6.1	12.1

Total	130.7	(57.8)
Financial expense
Interest expense on local currency debt	23.7	26.1
Interest expense on foreign currency debt	120.0	(113.9)
Net losses from derivative instruments	72.1	168.2
Taxes on financial transactions	36.2	37.0
Interest on contingencies and other	20.0	12.9
Other	177.1	32.5

Total	449.0	162.8
Net Financial Result	(318.4)	(220.6)

The Company emphasizes that, according to the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations shall be recorded on an accrual basis of accounting; assets referring to the same types of operations shall be recorded in the lowest value between the market value and the accrual basis of accounting.

Fourth Quarter 2005 Results February 23, 2006 Page 16

The Company’s total debt grew R$92.9 million when compared to 3Q05, while its cash and cash & equivalents went up by R$40.3 million. As a consequence, a R$52.6 million increase in AmBev’s net debt was recorded. The Company’s net debt to EBITDA accumulated ratio over the past 12 months stood at 1.0x. The table below details AmBev’s consolidated debt profile:

The table below details AmBev’s consolidated debt profile:

Debt Breakdown R$ million	Short Term	Long Term	Total

Local Currency	195.1	599.6	794.7
Foreign Currency	1,014.3	5,394.6	6,408.9

Consolidated Debt	1,209.4	5,994.2	7,203.6
Cash and Equivalents			1,096.3
Net Debt			6,107.3

Non-Operating Income and Expenses

The net result from non-operating income and expenses was a R$60.9 million loss. The major entries comprising this result are as follows:

-	Accounting loss of R$36.4 million referring to AmBev’s investment in Quinsa, caused by share buyback carried out by Quinsa during 4Q05.

-

Reversal of the R$20,8 million gain booked in the 3Q05 in relation to the sale of the Red Rock brand; instead, this amount was accrued as a reduction of the total goodwill generated in the acquisition of Embodom.

Income Tax and Social Contribution

The R$175.3 million provision for income tax and social contribution in the quarter represents an effective tax rate of 20.5%. Removing the goodwill amortization expenses of consolidated income before the income tax, social contribution and minority interest, we reach an adjusted rate of 15.9%. The table below presents the conciliation for income tax and social contribution provision.

Fourth Quarter 2005 Results February 23, 2006 Page 17

Income Tax and Social Contribution R$ million

Net income before taxes and profit sharing	937.0
Provision for Profit Sharing & Bonuses	(82.1)
Net income before income tax, social contribution and minorities	854.8
Income tax and social contribution at nominal tax rate (34%)	(290.6)
Adjustments to effective rate:
Interest on own capital	126.6
Income from foreign non-taxable subsidiaries	2.9
Equity gains from subsidiaries	12.9
Amortization of non-deductible goodwill	(22.2)
Permanent additions/reductions and other	(23.1)
Exchange Rate effect on investments	18.2
Total income taxes and social contribution	(175.3)
Effective income tax and social contribution rate	20.5%

Profit Sharing and Contributions

AmBev has provisioned R$82.1 million for the payment of employee profit sharing. This amount integrates the Company variable compensation policy, according to which, approximately 20,000 employees have a significant portion of their compensation subject to the achievement of aggressive performance targets.

Minority Interest

Minority interests in AmBev’s subsidiaries summed up a R$17.7 million loss in 4Q05.

Net Income

AmBev posted net income of R$697.2 million (+51.7%). Earnings per thousand shares were R$10.67, up by 26.8%.

The Company points out that the common shares bonus implemented on May 31, 2005 distorts the analysis of net income per thousand shares between 4Q05 and 4Q04. By adjusting the 4Q04 shareholding structure so that it is comparable to 4Q05, we have a growth of income thousand shares of 52.1%.

In addition, by eliminating from the Company results the goodwill amortization expenses, which have no cash effect, we reach an income per thousand shares of R$14.45 (+7.4%, already reflecting the bonus share adjustment).

Fourth Quarter 2005 Results February 23, 2006 Page 18

Shareholding Structure

The table below shows Ambev’s shareholding structure breakdown on December 31, 2005.

AmBev Shareholding Structure
December 31st, 2005

	Common	% Outs	% Tot	Preferred	% Outs	% Tot	TOTAL	% Outs	% Tot

InBev SA	25,150,927,533	72.92%	72.90%	11,819,649,161	38.30%	37.67%	36,970,576,694	56.58%	56.12%
FAHZ	5,254,912,173	15.24%	15.23%	153,722,513	0.50%	0.49%	5,408,634,686	8.28%	8.21%
Mercado	4,083,103,560	11.84%	11.84%	18,883,898,828	61.20%	60.18%	22,967,002,388	35.15%	34.86%

Outstanding	34,488,943,266	100.00%	99.97%	30,857,270,502	100.00%	98.34%	65,346,213,768	100.00%	99.20%
Treasury	10,479,665	0.03%	0.03%	519,380,350	1.68%	1.66%	529,860,015	0.81%	0.80%
TOTAL	34,499,422,931	100.03%	100.00%	31,376,650,852	101.68%	100.00%	65,876,073,783	100.81%	100.00%

Free Float Bovespa	3,223,824,460	9.35%	9.34%	11,533,389,428	37.38%	36.76%	14,757,213,888	22.58%	22.40%
Free Float NYSE	859,279,100	2.49%	2.49%	7,350,509,400	23.82%	23.43%	8,209,788,500	12.56%	12.46%

Audit Fees

Hiring policy for External Auditors Services

The Company and its subsidiaries policies related to the hiring of services not related to external audit from its Independent Auditors assure that there is no conflict of interests, loss of independence or objectivity, and are established according to the principles that preserve the auditor’s independence. These principles are based on the fact that the auditor shall not: (a) audit his/her own work; (b) hold management positions; and (c) promote our interests.

The Company, according to its policy, provides its Fiscal Council with information for their analysis on all services not related to external audit, rendered by our independent auditors. Afterwards, the mentioned services are submitted for analysis and approval by the Board of Directors.

Additionally, the Company previously involves its Legal Department in the appraisal of the purpose of some services to be rendered by external auditors, in addition to the analysis of financial statements, to conclude, in the light of the applicable legislation, if these services, in their essence, do or do not represent conflict of interests or affect the independence and objectivity of the independent auditors.

Services Hired in this period

During the period under consideration, the independent auditors who rendered services to the Company and its subsidiaries were not contracted for services additional to the examination of the financial statements.

Fourth Quarter 2005 Results February 23, 2006 Page 19

GUIDANCE

AmBev presents below its best estimates for the year of 2006.

Guidance 2006

Beer Brazil
Volumes	Growth between 2.5% and 3.0%
Revenues per hectoliter	Growth between 0.5% and 1.0% above inflation(IPCA)
EBITDA margin	Between 47.0% and 49.0%

CSD & NANC
Net Revenues	Growth between 11.0% and 13.0%
EBITDA margin	Between 31.0% and 33.0%

Quinsa
EBITDA growth in american
dollars	Growth between 8.0% and 10.0%

HILA-ex
Net revenues in Brazilian
Reais	Growth between 15.0% and 20.0%
EBITDA margin	Between 0.0% and 2.0%

North America
Net revenues in Canadian
Dollars	Growth between 0.0% and 1.0%
EBITDA margin	Between 36.0% and 37.0%

Capital Expenditures	Between 500 and 550 million dollars

Information contained in this document contains forward-looking statements and reflect the current perception and perspectives of our management, based on information available to date on the development of general economic and industry conditions, as well as Company performance and finance conditions. Any statements, expectations and plans contained in this document which do not reflect historical information, including information contained in the section “Guidance”, as well as information with respect to the declaration or payment of dividends, direction of future operations, the implementation of principal operating and finance strategies, the factors or trends affecting AmBev´s financial condition, liquidity or results of operations, are considered forward-looking statements and are subject to risks and uncertainties.  They do not constitute guarantees of performance and are based on several assumptions and expectations, including economic and market conditions, industry competitivity and operational factors. Any change in such assumptions and expectations may cause actual results to materially differ from those expressed in or suggested by these forward-looking statements.

Fourth Quarter 2005 Results February 23, 2006 Page 20

4Q05 EARNINGS CONFERENCE CALL

Speakers	Miguel Patricio
Chief Executive Officer for North America
Luiz Fernando Edmond
Chief Executive Officer for Latin America
João Castro Neves
CFO and Investor Relations Officer

Language	English

Date	February 23, 2006

Time	4.00 PM (São Paulo Time)
2.00 PM (EST)

Phone numbers	US / International Participants	+1 973 582 2737
	Toll Free – Brazil Participants	0800 891 3951
	Toll Free – UK Participants	0800 032 3836

Code	#7061824 or AmBev

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum
(5511) 2122-1415
ir@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fourth Quarter 2005 Results February 23, 2006 Page 21

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil

	4Q05	4Q04%		4Q05	4Q04%

Volumes (000 hl)	19,208	18,417	4.3%	6,305	5,963	5.7%
R$ million
Net Sales	2,530.4	2,261.9	11.9%	501.5	454.8	10.3%
COGS	(795.1)	(769.9)	3.3%	(253.2)	(246.9)	2.5%
Gross Profit	1,735.3	1,492.1	16.3%	248.4	208.0	19.4%
SG&A	(796.2)	(625.3)	27.3%	(166.1)	(97.7)	69.9%
EBIT	939.1	866.8	8.3%	82.3	110.2	-25.3%
Depr. & Amort.	(215.1)	(131.9)	63.0%	(65.1)	(37.0)	75.9%
EBITDA	1,154.2	998.7	15.6%	147.4	147.2	0.1%
% of Total EBITDA	61.1%	56.3%		7.8%	8.3%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-31.4%	-34.0%		-50.5%	-54.3%
Gross Profit	68.6%	66.0%		49.5%	45.7%
SG&A	-31.5%	-27.6%		-33.1%	-21.5%
EBIT	37.1%	38.3%		16.4%	24.2%
Depr. & Amort.	-8.5%	-5.8%		-13.0%	-8.1%
EBITDA	45.6%	44.2%		29.4%	32.4%
Per Hectoliter (R$/hl)
Net Sales	131.7	122.8	7.3%	79.5	76.3	4.3%
COGS	(41.4)	(41.8)	-1.0%	(40.2)	(41.4)	-3.0%
Gross Profit	90.3	81.0	11.5%	39.4	34.9	12.9%
SG&A	(41.5)	(34.0)	22.1%	(26.3)	(16.4)	60.7%
EBIT	48.9	47.1	3.9%	13.1	18.5	-29.4%
Depr. & Amort.	(11.2)	(7.2)	56.3%	(10.3)	(6.2)	66.4%
EBITDA	60.1	54.2	10.8%	23.4	24.7	-5.3%

	AmBev Brazil

	Malt and By-products			Total AmBev Brazil (1)

	4Q05	4Q04%		4Q05	4Q04%

Volumes (000 hl)				25,513	24,379	4.7%
R$ million
Net Sales	22.4	27.3	-17.8%	3,054.3	2,744.1	11.3%
COGS	(4.5)	(7.2)	-37.1%	(1,052.8)	(1,024.0)	2.8%
Gross Profit	17.9	20.1	-10.9%	2,001.5	1,720.1	16.4%
SG&A	(0.7)	(0.7)	13.3%	(963.0)	(723.7)	33.1%
EBIT	17.1	19.4	-11.7%	1,038.5	996.4	4.2%
Depr. & Amort.	0.0	0.0	n.m.	(280.2)	(169.0)	65.8%
EBITDA	17.1	19.4	-11.7%	1,318.8	1,165.3	13.2%
% of Total EBITDA	0.9%	1.1%		69.8%	65.7%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-20.2%	-26.4%		-34.5%	-37.3%
Gross Profit	79.8%	73.6%		65.5%	62.7%
SG&A	-3.3%	-2.4%		-31.5%	-26.4%
EBIT	76.5%	71.2%		34.0%	36.3%
Depr. & Amort.	0.0%	0.0%		-9.2%	-6.2%
EBITDA	76.5%	71.2%		43.2%	42.5%
Per Hectoliter (R$/hl)
Net Sales				119.7	112.6	6.4%
COGS				(41.3)	(42.0)	-1.8%
Gross Profit				78.5	70.6	11.2%
SG&A				(37.7)	(29.7)	27.1%
EBIT				40.7	40.9	-0.4%
Depr. & Amort.				(11.0)	(6.9)	58.5%
EBITDA				51.7	47.8	8.1%

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	4Q05	4Q04%		4Q05	4Q04%		4Q05	4Q04%

Volumes (000 hl)	10,146	8,922	13.7%	2,646	2,776	-4.7%	38,305	36,078	6.2%
R$ million
Net Sales	649.7	608.5	6.8%	944.3	1,151.0	-18.0%	4,648.3	4,503.6	3.2%
COGS	(286.6)	(274.1)	4.5%	(307.9)	(372.5)	-17.3%	(1,647.3)	(1,670.6)	-1.4%
Gross Profit	363.2	334.4	8.6%	636.4	778.6	-18.3%	3,001.1	2,833.1	5.9%
SG&A	(227.4)	(203.2)	11.9%	(311.7)	(417.6)	-25.3%	(1,502.1)	(1,344.5)	11.7%
EBIT	135.8	131.2	3.5%	324.7	361.0	-10.1%	1,499.0	1,488.5	0.7%
Depr. & Amort.	(49.9)	(51.1)	-2.4%	(60.2)	(64.2)	-6.1%	(390.3)	(284.3)	37.3%
EBITDA	185.7	182.3	1.9%	384.9	425.2	-9.5%	1,889.3	1,772.8	6.6%
% of Total EBITDA	9.8%	10.3%		20.4%	24.0%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	1.0		100.0%	100.0%
COGS	-44.1%	-45.0%		-32.6%	(0.3)		-35.4%	-37.1%
Gross Profit	55.9%	55.0%		67.4%	0.7		64.6%	62.9%
SG&A	-35.0%	-33.4%		-33.0%	(0.4)		-32.3%	-29.9%
EBIT	20.9%	21.6%		34.4%	0.3		32.2%	33.1%
Depr. & Amort.	-7.7%	-8.4%		-6.4%	(0.1)		-8.4%	-6.3%
EBITDA	28.6%	30.0%		40.8%	0.4		40.6%	39.4%
Per Hectoliter (R$/hl)
Net Sales	95.4	106.5	-10.4%	356.9	414.6	-13.9%	132.9	137.0	-3.0%
COGS	(42.1)	(48.0)	-12.3%	(116.4)	(134.2)	-13.3%	(47.1)	(50.8)	-7.3%
Gross Profit	53.3	58.5	-8.9%	240.5	280.4	-14.2%	85.8	86.2	-0.4%
SG&A	(33.4)	(35.6)	-6.1%	(117.8)	(150.4)	-21.7%	(43.0)	(40.9)	5.0%
EBIT	19.9	23.0	-13.1%	122.7	130.0	-5.6%	42.9	45.3	-5.3%
Depr. & Amort.	(7.3)	(8.9)	-18.1%	(22.8)	(23.1)	-1.5%	(11.2)	(8.6)	29.1%
EBITDA	27.3	31.9	-14.5%	145.5	153.1	-5.0%	54.0	53.9	0.2%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Malt and By-products segments.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Central america, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt, consolidated starting August 27th, 2004.
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Fourth Quarter 2005 Results February 23, 2006 Page 22

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil

	2005	2004	%	2005	2004	%

Volumes (000 hl)	62,486	57,777	8.2%	20,257	19,108	6.0%
R$ million
Net Sales	8,119.1	6,907.4	17.5%	1,648.7	1,462.8	12.7%
COGS	(2,575.3)	(2,467.0)	4.4%	(851.7)	(820.5)	3.8%
Gross Profit	5,543.8	4,440.3	24.9%	797.0	642.2	24.1%
SG&A	(2,469.0)	(2,058.0)	20.0%	(470.1)	(355.8)	32.1%
EBIT	3,074.8	2,382.3	29.1%	326.8	286.4	14.1%
Depr. & Amort.	(656.6)	(518.1)	26.7%	(190.7)	(142.7)	33.6%
EBITDA	3,731.4	2,900.4	28.7%	517.6	429.1	20.6%
% of Total EBITDA	59.2%	63.9%		8.2%	9.5%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-31.7%	-35.7%		-51.7%	-56.1%
Gross Profit	68.3%	64.3%		48.3%	43.9%
SG&A	-30.4%	-29.8%		-28.5%	-24.3%
EBIT	37.9%	34.5%		19.8%	19.6%
Depr. & Amort.	-8.1%	-7.5%		-11.6%	-9.8%
EBITDA	46.0%	42.0%		31.4%	29.3%
Per Hectoliter (R$/hl)
Net Sales	129.9	119.6	8.7%	81.4	76.6	6.3%
COGS	(41.2)	(42.7)	-3.5%	(42.0)	(42.9)	-2.1%
Gross Profit	88.7	76.9	15.4%	39.3	33.6	17.1%
SG&A	(39.5)	(35.6)	10.9%	(23.2)	(18.6)	24.6%
EBIT	49.2	41.2	19.3%	16.1	15.0	7.6%
Depr. & Amort.	(10.5)	(9.0)	17.2%	(9.4)	(7.5)	26.1%
EBITDA	59.7	50.2	19.0%	25.5	22.5	13.8%

	AmBev Brazil

	Malt and By-products			Total AmBev Brazil (1)

	2005	2004	%	2005	2004	%

Volumes (000 hl)				82,743	76,885	7.6%
R$ million
Net Sales	135.0	155.8	-13.3%	9,902.8	8,525.9	16.1%
COGS	(61.9)	(81.1)	-23.7%	(3,488.9)	(3,368.6)	3.6%
Gross Profit	73.1	74.7	-2.1%	6,413.9	5,157.3	24.4%
SG&A	(3.1)	(2.9)	7.5%	(2,942.2)	(2,416.8)	21.7%
EBIT	70.0	71.8	-2.5%	3,471.7	2,740.5	26.7%
Depr. & Amort.	0.0	0.0	n.m.	(847.3)	(660.8)	28.2%
EBITDA	70.0	71.8	-2.5%	4,319.0	3,401.3	27.0%
% of Total EBITDA	1.1%	1.6%		68.5%	75.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%
COGS	-45.8%	-52.0%		-35.2%	-39.5%
Gross Profit	54.2%	48.0%		64.8%	60.5%
SG&A	-2.3%	-1.9%		-29.7%	-28.3%
EBIT	51.9%	46.1%		35.1%	32.1%
Depr. & Amort.	0.0%	0.0%		-8.6%	-7.8%
EBITDA	51.9%	46.1%		43.6%	39.9%
Per Hectoliter (R$/hl)
Net Sales				119.7	110.9	7.9%
COGS				(42.2)	(43.8)	-3.8%
Gross Profit				77.5	67.1	15.6%
SG&A				(35.6)	(31.4)	13.1%
EBIT				42.0	35.6	17.7%
Depr. & Amort.				(10.2)	(8.6)	19.1%
EBITDA				52.2	44.2	18.0%

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	2005	2004	%	2005	2004	%	2005	2004	%

Volumes (000 hl)	31,679	28,333	11.8%	10,892	3,622	200.7%	125,313	108,841	15.1%
R$ million
Net Sales	2,080.3	1,922.1	8.2%	3,975.5	1,558.8	155.0%	15,958.6	12,006.8	32.9%
COGS	(953.1)	(909.5)	4.8%	(1,300.3)	(502.4)	158.8%	(5,742.3)	(4,780.5)	20.1%
Gross Profit	1,127.1	1,012.5	11.3%	2,675.2	1,056.4	153.2%	10,216.2	7,226.3	41.4%
SG&A	(764.7)	(638.4)	19.8%	(1,466.7)	(556.1)	163.7%	(5,173.7)	(3,611.3)	43.3%
EBIT	362.4	374.1	-3.1%	1,208.5	500.3	141.5%	5,042.6	3,615.0	39.5%
Depr. & Amort.	(190.6)	(177.5)	7.4%	(224.6)	(83.9)	167.6%	(1,262.6)	(922.3)	36.9%
EBITDA	553.0	551.7	0.2%	1,433.1	584.3	145.3%	6,305.1	4,537.3	39.0%
% of Total EBITDA	8.8%	12.2%		22.7%	12.9%		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-45.8%	-47.3%		-32.7%	-32.2%		-36.0%	-39.8%
Gross Profit	54.2%	52.7%		67.3%	67.8%		64.0%	60.2%
SG&A	-36.8%	-33.2%		-36.9%	-35.7%		-32.4%	-30.1%
EBIT	17.4%	19.5%		30.4%	32.1%		31.6%	30.1%
Depr. & Amort.	-9.2%	-9.2%		-5.7%	-5.4%		-7.9%	-7.7%
EBITDA	26.6%	28.7%		36.0%	37.5%		39.5%	37.8%
Per Hectoliter (R$/hl)
Net Sales	99.8	108.2	-7.7%	365.0	430.3	-15.2%	139.4	122.2	14.1%
COGS	(45.7)	(51.2)	-10.7%	(119.4)	(138.7)	-13.9%	(50.2)	(48.6)	3.1%
Gross Profit	54.1	57.0	-5.1%	245.6	291.6	-15.8%	89.2	73.5	21.4%
SG&A	(36.7)	(35.9)	2.1%	(134.7)	(153.5)	-12.3%	(45.2)	(36.7)	23.0%
EBIT	17.4	21.1	-17.4%	111.0	138.1	-19.7%	44.1	36.8	19.8%
Depr. & Amort.	(9.1)	(10.0)	-8.5%	(20.6)	(23.2)	-11.0%	(11.0)	(9.4)	17.5%
EBITDA	26.5	31.1	-14.5%	131.6	161.3	-18.4%	55.1	46.2	19.3%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Malt and By-products segments.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Central america, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt, consolidated starting August 27th, 2004.
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Fourth Quarter 2005 Results February 23, 2006 Page 23

CONSOLIDATED INCOME STATEMENT

	AmBev Consolidated			AmBev Consolidated

Corporate Law R$ million	4Q05	4Q04%		2005	2004	%

Net Sales	4,648.3	4,503.6	3.2%	15,958.6	12,006.8	32.9%
Cost of Goods Sold	(1,647.3)	(1,670.6)	-1.4%	(5,742.3)	(4,780.5)	20.1%
Gross Profit	3,001.1	2,833.1	5.9%	10,216.2	7,226.3	41.4%
Gross Margin (%)	64.6%	62.9%		64.0%	60.2%
Selling and Marketing Expenses	(997.1)	(962.1)	3.6%	(3,499.9)	(2,451.8)	42.7%
% of sales	21.5%	21.4%		21.9%	20.4%
General & Administrative	(217.5)	(220.1)	-1.2%	(830.7)	(617.9)	34.4%
% of sales	4.7%	4.9%		5.2%	5.1%
Depreciation & Amortization	(287.4)	(162.3)	77.1%	(843.0)	(541.6)	55.7%
Total SG&A	(1,502.1)	(1,344.5)	11.7%	(5,173.6)	(3,611.3)	43.3%
% of sales	32.3%	29.9%		32.4%	30.1%
EBIT	1,499.0	1,488.5	0.7%	5,042.6	3,615.0	39.5%
% of sales	32.2%	33.1%		31.6%	30.1%
Provisions, Net	(13.1)	(183.0)	-92.9%	(71.5)	(260.2)	-72.5%
Other Operating (Expense)	(170.6)	(103.6)	64.6%	(1,075.4)	(420.8)	155.5%
Equity Income	0.9	5.1	-83.4%	2.0	5.6	-64.7%
Interest Expense	(449.0)	(162.8)	175.8%	(1,607.9)	(1,244.9)	29.2%
Interest Income	130.6	(57.8)	n.m.	521.2	468.5	11.2%
Net Interest Income (Expense)	(318.4)	(220.6)	44.3%	(1,086.7)	(776.3)	40.0%
Non-Operating Income (Expense)	(60.9)	(186.7)	-67.4%	(234.3)	(333.8)	-29.8%
Income Before Taxes	937.0	799.7	17.2%	2,576.8	1,829.4	40.8%
Provision for Income Tax/Social Contrib.	(175.3)	(280.6)	-37.5%	(845.1)	(511.7)	65.1%
Provision for Profit Sharing & Bonuses	(82.1)	(60.2)	36.4%	(202.8)	(152.4)	33.0%
Minority Interest	17.7	0.8	2141.0%	16.8	(3.8)	n.s.
Net Income	697.2	459.7	51.7%	1,545.7	1,161.5	33.1%
% of sales	15.0%	10.2%		9.7%	9.7%
Depreciation and Amortization	390.3	284.2	37.3%	1,262.6	922.2	36.9%
EBITDA	1,889.3	1,772.8	6.6%	6,305.1	4,537.2	39.0%
% of sales	40.6%	39.4%		39.5%	37.8%

Fourth Quarter 2005 Results February 23, 2006 Page 24

CONSOLIDATED BALANCE SHEET

Corporate Law R$ 000	Dec 2005	AmBev Consolidated Sep 2005

ASSETS
Cash	837,272	855,601
Marketable Securities	259,000	200,375
Non-realized gains with Derivatives	—	—
Accounts Receivable	1,331,823	1,118,555
Inventory	1,178,053	1,132,929
Associated	—	—
Recoverable Taxes	545,545	467,824
Dividend Receivable	—	—
Other	779,685	528,085

Total Current Assets	4,931,378	4,303,369
Recoverable Taxes	2,172,830	2,097,808
Receivable from Employees/Financed Shares	114,888	118,777
Deposits/Other	872,280	984,938

Total Long-Term Assets	3,159,997	3,201,524
Investments	16,763,542	16,998,771
Property, Plant & Equipment	5,404,581	5,204,065
Deferred	3,233,335	3,348,270

Total Permanent Assets	25,401,458	25,551,106

TOTAL ASSETS	33,492,833	33,055,999

LIABILITIES
Short-Term Debt	1,209,392	3,071,898
Accounts Payable	1,065,424	803,985
Sales & Other Taxes Payable	1,030,776	657,480
Dividend Payable	25,937	174,595
Salaries & Profit Sharing Payable	447,706	396,922
Income Tax, Social Contribution, & Other	244,548	274,931
Other	1,028,417	1,228,896

Total Current Liabilities	5,052,199	6,608,707
Long-Term Debt	5,994,152	4,038,763
Accounts Payable	3,741	2,308
Income Tax & Social Contribution	85,331	69,526
Deferred Sales Tax (ICMS)	352,563	325,706
Provision for Contingencies	1,128,225	1,188,491
Other	736,697	737,119

Total Long-Term Liabilities	8,300,709	6,361,913
TOTAL LIABILITIES	13,352,908	12,970,620
FUTURE RESULTS	149,946	149,946
MINORITY INTEREST	122,640	130,379
Paid in Capital	5,691,369	5,691,369
Reserves and Treasury shares	14,175,970	14,113,685
Retained Earnings	—	—

SHAREHOLDERS’ EQUITY	19,867,339	19,805,054

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	33,492,833	33,055,999

Fourth Quarter 2005 Results February 23, 2006 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS

R$ 000	AmBev Consolidated 4Q05	AmBev Consolidated 2005

Cash Flows from Operating Activities
Net income	697,188	1,545,728
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	390,326	1,262,568
Contingencies and liabilites associated with tax disputes, including interest	13,071	71,532
Financial charges on contingencies	11,995	52,703
(Gain) loss on disposal of PP&E, net	62,823	102,503
Financial charges on stock option plan	(3,564)	(13,318)
Discount in debt settlement	(28,339)	(28,339)
Financial charges on taxes and contributions	1,745	5,234
Equity income	(855)	(1,995)
Financial charges on long-term debt	218,795	280,970
Provision for losses in inventory and other assets	(2,078)	58,649
Provision for reestructuring	7,069	114,908
Deferred income tax (benefit) expense	80,075	88,022
Foreign exchange holding effect on assets abroad	97,311	(67,640)
Forex variations and unrealized gains on marketable securities	(477,189)	(239,510)
(Gains) losses on participation on related companies	44,923	64,858
Amortization of goodwill	246,989	1,342,974
Minority interest	(17,702)	(16,847)
(Increase) decrease in assets
Trade accounts receivable	(434,371)	(246,937)
Sales taxes recoverable	(20,345)	87,142
Inventories	(35,655)	93,151
Depósitos Judiciais	(222,100)	(129,995)
Demais contas a receber e outros		26,164
Receivables and other	245,446	79,917
(Decrease) increase in liabilites
Suppliers	241,476	1,054
Payroll, profit sharing and related charges	36,328	117,998
Income tax, social contribution, and other taxes payable	331,918	(383,119)
Cash used for contingencies and legal proceedings	(50,236)	(101,576)
Incentivos Fiscais	185,880	—
Other	(47,369)	(17,259)

Net Cash Provided by Operating Activities	1,573,555	4,149,540
Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	5,039	55,968
Marketable securities withdrawn (investment)	(52,351)	(52,435)
Collateral securities and deposits	2,369	(15,428)
Quinsa’s share buyback program	(45,134)	(87,366)
Investments in afffiliated companies	(103)	—
Property, plant and equipment	(434,343)	(1,369,503)
Cash from first time consolidation of subsidiary	—	—
Payment for deferred asset	(3,197)	(47,839)
Ágio na aquisição de investimento	—	(102,734)

Net Cash Provided (Used) in Investing Activities	(527,719)	(1,619,337)
Cash Flows from Financing Activites
Advances to employees for purchase of shares	41,969	53,845
Dividends, interest distribution and capital decrease paid	(641,951)	(2,272,039)
Repurchase of shares in treasury	(214,643)	(363,119)
Payments received in advance for future capital increase	(74,373)	—
Premium received from the sale of put options	84,366	91,681
Sale of shares in treasury		—
Increase in debt	3,170,788	8,917,541
Payment of debt	(3,424,716)	(9,361,060)
Increase in paid-in capital / Variation in minority interest	(8,164)	(40,704)

Net Cash Provided (Used) in Financing Activities	(1,066,725)	(2,973,855)
Foreign Exchange Variations on Cash	2,560	(10,028)
Subtotal	(18,330)	(453,680)

Cash and cash equivalents, beginning of period	855,602	1,290,952
Cash and cash equivalents, end of period	837,272	837,272
Net increase in cash and cash equivalents	(18,330)	(453,680)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.